

June 4, 2010

via U.S. mail and facsimile

David C. Lee
Chief Executive Officer
Golden Century Resources Limited
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

> **Re: Item 4.02 Forms 8-K & 8-K/A**
> **Filed: February 23, 2010, May 27, 2010**
> **File No. 0-52842**

Dear Mr. Lee:

We have reviewed your Item 4.02 Form 8-K/A for compliance with the form requirements and have the following comment.

1. It appears that you have also restated your financial statements for the three months ended December 31, 2009. However, you have not filed a 4.02 8-K indicating that the financial statements for the three months ended December 31, 2009 should no longer be relied upon. Please amend your report to state that the financial statements for the three months ended December 31, 2009 should no longer be relied upon pursuant to this Item 4.02(a). Please also include the date of the conclusion regarding the non-reliance on your financial statements for the three months ended December 31, 2009 if different from the date of conclusion regarding non-reliance on your financial statements for the three months ended September 30, 2009.

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Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant